NO ACT

DC
PE
12-26-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08020279

RECD S.E.C.
JAN 04 2008
1086

January 4, 2008

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/4/2008

Re: Bank of America Corporation
Incoming letter dated December 26, 2007

Dear Mr. Gerber:

This is in response to your letter dated December 26, 2007 concerning the shareholder proposal submitted to Bank of America by the Central Laborers' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 10 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Barry McAnarney
Executive Director
Central Laborers' Pension Fund
P.O. Box 1267
Jacksonville, IL 62651

HUNTON& WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 26, 2007

Rule 14a-8

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by the Central Laborers' Pension, Welfare & Annuity Funds

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting") for the reasons set forth herein, the proposal described below. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation has received a proposal and supporting statement dated November 16, 2007 (the "Proposal") from the Central Laborers' Pension, Welfare & Annuity Funds (the "Proponent") for inclusion in the proxy materials for the Corporation's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The 2008 Annual Meeting is scheduled to be held on or about April 23, 2008. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 19, 2008.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2008 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests that the Corporation's Board of Directors "adopt and disclose a written and detailed succession planning policy . . .," which should include the following specific features:

- "The CEO and the Board will collaborate on the CEO succession planning process and will review the plan annually;"
- "The Board and CEO will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;"
- "The Board and CEO will identify and develop internal candidates;"
- "The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;"
- "The Board will annually produce a report on its succession plan and will solicit feedback on the plan from key constituents, such as long-term investors, analysts, customers or suppliers."

REASON FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. References in this letter to Rule 14a-8(i)(7) shall also include its predecessor, Rule 14a-8(c)(7). The core basis for exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to amended stockholder proposal rules, the Commission stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *See Exchange Act Release No. 34-40018* (May 21, 1998) ("*Adopting Release*").

In evaluation proposals under Rule 14a-8, one must consider the subject matter of the proposal. Proposals that deal with matters so fundamental to management's ability to run a company on a day-to-day basis cannot, as a practical matter, be subject to direct stockholder oversight. *Id.* Additionally, one must consider the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which the stockholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail or methods for implementing complex policies. *Id.* As set forth below, the Proposal runs afoul of both of these considerations.

Succession planning, in effect, relates to employee management, because it involves the promotion of employees. The Division has consistently found that proposals relating to management of the workforce and employment related matters are excludable--at all levels of a company, including its senior management and executive officers. Specifically, as discussed further below, the Corporation believes that succession planning inherently involves the promotion of employees and decisions regarding placement of employees within the Corporation's management structure.

Succession planning, which is essentially employee staffing, of the Corporation is clearly a matter of its ordinary business. Notwithstanding these facts, the Proposal attempts to allow not only stockholders, but also "key constituents" (including analysts, customers and suppliers) of the Corporation, to intervene in the day-to-day management of the Corporation's workforce. The Proposal seeks to usurp management's authority and permit stockholders to govern the ordinary business of the Corporation.

The Proposal Infringes on Management's Ability to Run the Corporation on a Day-to-Day Basis.

In the *Adopting Release*, the Commission described certain tasks that are so fundamental to management's ability to run a company on a day-to-day basis that, as a practical matter, they cannot be subject to direct stockholder oversight. The Commission cited specific examples of such fundamental tasks, including the management of the workforce by hiring, promoting and terminating employees. Consistent with the *Adopting Release*, the Division has consistently found that proposals relating to employment decisions and employee relations dealt with ordinary business matters and, thus, were excludable under Rule 14a-8(i)(7). This has been the case even with respect employment decisions pertaining to executive officers. Succession planning inherently involves employment decisions, particularly the promotion of employees. As such, succession planning is a day-to-day management matter that is not appropriate for direct stockholder oversight.

The Proposal relates to the hiring and promotion of executive officers, both matters of ordinary business. In *Willow Financial Bancorp, Inc.* (August 16, 2007) ("*Willow Financial*"), a proposal recommended that an executive search be retained to locate a "replacement for president and chief executive officer and chief financial officer." The Division found that the proposal was excludible under Rule 14a-8(i)(7) because it related to "the termination, hiring or promotion of employees," which were matters of ordinary business--notwithstanding the fact that the proposal related to the executive officers of the company. In *The Boeing Company* (February 10, 2005), a proposal urged a committee of independent directors to approve the hiring of certain senior executives. Again, the Division found that the proposal was excludible under Rule 14a-8(i)(7) because it related to "the termination, hiring or promotion of employees," which were matters of ordinary business. *See also, The Walt Disney Co.* (December 16, 2002) (concurring in the exclusion of a proposal to remove the company's chairman, chief executive officer and other management personnel and hire a particular individual as chief executive officer because the proposal related to the company's ordinary business operations, specifically "the termination, hiring or promotion of employees"); *Wachovia Corporation* (February 17, 2002) (concurring in the exclusion of a proposal instructing the board to "seek and hire" a new chief executive officer because the proposal related to the company's ordinary business operations, specifically "the termination, hiring or promotion of employees"); *Spartan Motors, Inc.* (March 13, 2001) (concurring in the exclusion of a proposal requesting the board to remove the company's chief executive officer and begin a search for a replacement because the proposal related to the company's ordinary business operations, specifically "the termination, hiring or promotion of employees"); *E*Trade Group, Inc.* (October 31, 2000) (concurring in the exclusion of a proposal that the board establish a Shareholder Value Committee of independent board members and current shareholders for advising the board on certain topics, including particularly the topic of "dismissal and replacement of Executive Officers (CEO, COO, CFO etc.)" because the proposal related to the company's ordinary business operations); *The TJX Companies, Inc.* (March 24, 1998) (proposal requesting the board to make all possible lawful efforts to implement or increase activity on certain employment policy principles); *see also, Exxon Corporation* (January 26, 1990) (proposal to remove company's chairman and chief executive officer dealt with matter relating to the company's ordinary business operations); *Philadelphia Electric Company* (January 29, 1988) (proposal to dismiss chairman, vice chairman and president is a matter relating to the company's ordinary business operations); *UAL Corporation* (March 15, 1990) (decision to request censure and resignation of executive officer related to conduct of company's ordinary business operations); and *Deere & Company* (August 30, 1999) (proposal to censure chief executive officer related to the company's ordinary business operations).

In addition, the Corporation believes that the decisions and policies surrounding succession plans involve similar considerations to a company's decisions and policies concerning expansion of and cuts in its workforce. The Division has characterized proposals concerning a company's decision to relocate jobs within the United States and to oversea markets as "management of the workforce" and found such proposals to be excludable. In *Bank of America*, (February 4, 2005), the proponent requested detailed disclosure concerning the "elimination of jobs within Bank of America and/or the relocation of U.S.-based jobs by Bank of America to foreign countries, as well as any planned jobs cuts or offshore relocation activities." The Division found such proposal to concern issues of "management of the workforce" and therefore be excludable pursuant to Rule 14a-8(i)(7). In *International Business Machines Corporation* (February 3, 2004) ("*IBM*"), a proposal requested that the board "establish a policy that IBM employees will not lose their jobs as a result of IBM transferring work to lower wage countries." The Division concurred in *IBM* that the proposal could be excluded because it related to the company's "ordinary business operations (i.e., employment decisions and employee relations)." In *Allstate Corporation* (February 19, 2002), a proposal was excludable that requested the company to cease all operations in Mississippi. Allstate Corporation argued that it was the nation's largest publicly held personal lines insurer with thousands of employees and that they were in the best position to determine whether to operate in a particular state. *See also, Capital One Financial Corporation* (February 3, 2005); *Mattel, Inc.* (February 4, 2005); *JPMorgan Chase & Co.* (February 4, 2005); and *Citigroup Inc.* (February 4, 2005) (proposals requesting information relating to the elimination of jobs and /or relocation of U.S.-based jobs to foreign countries were excludable pursuant to Rule 14a-8(i)(7) as they related to "management of the workforce"). Similar to the foregoing letters, succession planning involves employee staffing decisions. As the above letters dealt with a company's decision regarding where to locate its workforce geographically, the Proposal deals with the Corporation's decisions regarding where to position individual employees within the levels of management of the Corporation.

Furthermore, the responsibility for overseeing employee matters, such as decisions regarding staffing, is a complex task with respect to which stockholders are not in a position to make an informed judgment. The complexity of this task is magnified by the ever-evolving nature of the banking and finance sectors and need for visionary leadership in such a complex business landscape. The Proponent recognizes the importance and complexity of succession planning when it states, "'[a] board's biggest responsibility is succession planning. It's the ***one area*** where the board is ***completely accountable***, and the choice has ***significant consequences*** . . . for the corporation's future.'" (emphasis added). Such statement underscores the central role that a board of directors plays in succession planning and points to the great amount of consideration that a board of directors should devote to this complex topic, which has long-lasting consequences for which the board is largely responsible. The Proponent wants it both ways--the Proponent wants stockholders to be involved in succession planning, but also wants to hold the Board completely accountable.

The complex decisions that are made and policies that are crafted concerning succession planning involve sensitive and confidential information that should not be shared with the stockholders or public at large. Detailed succession planning policies concern the strategic business direction of the Corporation and provide insight into which officers and departments will increase in prominence and influence in the coming years. The Proponent expressly requests that the Corporation address "the Company's business strategy" in its disclosure of its succession policy. Competitors would therefore be in a better position to assess the Corporation's long-term strategic objectives and plans, prepare counter strategies and thereby gain an advantage over the Corporation. Indeed, the Proposal specifically requests that the Corporation's Board of Directors and Chief Executive Officer begin "non-emergency CEO succession planning at least 3 years before an expected transition." Specific information about such plans appearing in the annual report requested by the Proposal would further provide rival companies with strategic information regarding the approximate timing of a change in management.

Releasing succession planning information, through both general policy disclosure and annual reports as requested by the Proponent, could also serve to impede the Corporation's recruiting and retention efforts of upper-management. If employees knew it unlikely that they would be promoted beyond certain levels under the succession plan, employee satisfaction, morale and retention would likely decrease. Further, with a public succession plan, competitors would be able to identify critical employees not currently slated to assume more prominent roles and target such individuals in their recruitment efforts. By calling for detailed succession planning policies and related reports to be made public, the Proponent hinders the objective it seeks - "ensur[ing] a smooth transition in the event of the CEO's departure" - as disappointed top executives may look elsewhere for employment. The Proposal would also hinder the Board of Directors' judgment in selecting appropriate candidates as it requires the "Board and CEO [to] identify and develop internal candidates." While the Corporation seeks to develop strong leaders at all levels of its workforce and promote talent, when appropriate, from within, it is not always practical or advisable to limit candidate searches to within the Corporation. Further, the Proposal requires the solicitation of feedback from "key constituents, such as long-term investors, analysts, customers or suppliers." The interests of such "key constituents" may vary greatly from, if not conflict directly with, the interests of the Corporation. Key constituents, especially customers and suppliers, are also likely to lack the background, information and institutional knowledge necessary to adequately evaluate both the Corporation's succession planning policy and individual succession candidates. As it is not appropriate for stockholders to "micro-manage" the company by probing too deeply into complex matters upon which they would not be in a position to make an informed judgment, neither is it appropriate for third parties with no direct ownership interest in the Corporation to review and comment on corporate policy.

The Proposal, as was the case in the letters cited above, relates to the management of the workforce, namely the promotion of the Corporation's management pursuant to its succession policy.

Accordingly, as clearly stated by the Commission in the *Adopting Release*, the Proposal deals with matters of ordinary business.

The Proposal Micro-Manages By Requesting Intricate Detailed Disclosure.

The Division has found that proposals seeking detailed disclosure (whether in Exchange Act filings or special reports) may be excluded under Rule 14a-8(i)(7) (or its predecessor Rule 14a-8(c)(7)). *See Johnson Controls, Inc.* (October 26, 1999). Exemplified by many of the letters discussed above, the Division has permitted the exclusion of proposals that request highly detailed reports. In *Capital Cities/ABC, Inc.* (April 4, 1991), a proposal asking the company to disclose detailed equal employment opportunity data and describe affirmative action program was found excludable on appeal to the full Commission. In reversing the Division's original finding, the Commission reasoned that the proposal involved detailed information about the company's workforce and employment practices, and thus related to matters of ordinary business and could be excluded. *See also Wal-Mart Stores, Inc.* (April 10, 1991) (permitting exclusion of a proposal seeking a detailed report on racial and gender composition of the company's workforce, affirmative action program and other similar programs). In *Ford Motor Company* (March 24, 2004) and *General Motors Corporation* (April 7, 2004), proposals were excludable that requested a very detailed report entitled "Scientific Report on Global Warming/Cooling" that required detailed information on temperatures, atmospheric gases, sun effects, carbon dioxide production, carbon dioxide absorption and costs and benefits at various degrees of heating and cooling. In these examples, the Division agreed that the proponents were seeking to micro-manage companies by probing too deeply into matters of a complex nature upon which stockholders, as a group, were not in a position to make an informed judgment.

As with the proposals that the Division found excludable above, the Proposal involves a matter of complex nature - key personnel succession planning. With approximately 57 million customer relationships, over 203,000 full-time employees and presence in 175 countries, the Corporation's Board of Directors must carefully and strategically select the individuals who are to lead the Corporation in its multifaceted and global business. The Proposal specifically requests an inordinate amount of detailed disclosure regarding the management of employees through the Corporation's succession plan, information that it is neither beneficial or prudent to release to stockholders and the public at large. Stockholders of the Corporation are simply not in a position to properly assess the detailed elements of a succession planning policy.

The Proposal seeks a very detailed level of disclosure regarding the Corporation's succession policy, including:

- information regarding CEO and Board collaboration on the CEO succession planning process;

- information regarding an annual review of the CEO succession planning process by the CEO and the Board;
- information regarding how the Board and CEO will work together to develop criteria for the CEO position;
- discussion of a formal assessment process by which CEO candidates are evaluated;
- information regarding the procedures by which the Board and CEO will identify and develop internal candidates;
- information regarding non-emergency CEO succession planning, which is to occur at least three years prior to any expected transition; and
- information regarding an annual review of the emergency CEO succession plan.

The Proposal also calls for annual reports regarding the succession plan, which would presumably include specific information regarding each of the above-listed points. The Proposal clearly requests a "***detailed*** succession planning policy," eliminating any doubts regarding the level of disclosure sought.

In sum, the Proposal closely resembles the detailed requests included in the proposals that the Division found excludable in each of the foregoing letters. The Proposal seeks to probe deeply into matters of a complex nature - key personnel succession planning - upon which stockholders, as a group, are not in a position to make an informed judgment.

The Proposal's Excludability is Not Overridden by a Significant Policy Issue.

The Corporation recognizes that certain proposals could transcend day-to-day business matters and raise policy issues so significant that they could be appropriate for stockholder vote. Although workforce management is significant to the Corporation, the Proposal does not raise any significant policy issues. As noted above, the Proposal is merely seeking additional information regarding the promotion of individual employees within the Corporation's management structure. The Proposal is clear - it is a request for information regarding the Corporation's succession policy and its implementation. The Proponent's request relates solely to gaining more detailed disclosure regarding the Corporation's workforce decisions, which involves the day-to-day management of the Corporation's workforce. The Proponent seeks to involve not only itself but also "key constituents" in the micro-management of the Corporation's business, and does not raise issues of significant policy.

HUNTON&
WILLIAMS

Summary

The Proposal seeks to address the Corporation's succession planning, which is a workforce policy issue that is part of the Corporation's ordinary business operations. The Board of Directors and management are in the best position to determine what policies are prudent to service the Corporation's client and maintain the financial strength of the Corporation. Finally, the Board of Directors and management are in the best position to implement internal policies and procedures with regard to workforce decisions. The Proposal seeks to take this authority from management. Consistent with the foregoing discussion and prior statements by the Commission, the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2008 Annual Meeting. Based on the Corporation's timetable for the 2008 Annual Meeting, a response from the Division by February 3, 2008 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
Barry McAnarney

Resolved: That the shareholders of Bank of America Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including the following specific features:

- The CEO and the Board will collaborate on the CEO succession planning process and will review the plan annually;
- The Board and CEO will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
- The Board and CEO will identify and develop internal candidates;
- The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
- The Board will annually produce a report on its succession plan and will solicit feedback on the plan from key constituents, such as long-term investors, analysts, customers or suppliers.

Supporting Statement:

CEO succession is one of the primary responsibilities of the board of directors. A recent study published by the NACD quoted a director of a large technology firm: "A board's biggest responsibility is succession planning. It's the one area where the board is completely accountable, and the choice has significant consequences, good and bad, for the corporation's future." (*The Role of the Board in CEO Succession: A Best Practices Study, 2006).* The study also cited research by Challenger, Gray & Christmas that "CEO departures doubled in 2005, with 1228 departures recorded from the beginning of 2005 through November, up 102 percent from the same period in 2004."

In its 2007 study *What Makes the Most Admired Companies Great: Board Governance and Effective Human Capital Management*, Hay Group found that 85% of the Most Admired Company boards have a well defined CEO succession plan to prepare for replacement of the CEO on a long-term basis and that 91% have a well defined plan to cover the emergency loss of the CEO that is discussed at least annually by the board.

Our Company's Guidelines contain only a general statement regarding succession planning: "The Board shall annually review the succession plan for the position of Chief Executive Officer." This is not enough disclosure to allow shareholders to evaluate the strength of the Company's succession planning process.

The NACD report identified several best practices and innovations in CEO succession planning. The report found that boards of companies with successful

CEO transitions are more likely to have well-developed succession plans that are put in place well before a transition, are focused on developing internal candidates and include clear candidate criteria and a formal assessment process. Our proposal is intended to have the board adopt a written policy containing several specific best practices in order to ensure a smooth transition in the event of the CEO's departure. We urge shareholders to vote **FOR** our proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 4, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Bank of America Corporation
Incoming letter dated December 26, 2007

The proposal requests that the board of directors initiate the appropriate process to amend Bank of America's corporate governance guidelines to adopt and disclose a written and detailed succession planning policy, including features specified in the proposal.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(7), as relating to Bank of America's ordinary business operations (i.e., the termination, hiring, or promotion of employees). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

John R. Fieldsend
Attorney-Adviser

END